Exhibit 34.3

Report of Independent Registered Public Accounting Firm

The Board of Directors
First Horizon Home Loan Corporation:

We have examined management’s assessment as of October 31, 2006 and for the period from January 1, 2006 through October 31, 2006, included in the accompanying Report on Assessment of Compliance with Regulation AB Servicing Criteria - Home Equity Lines of Credit Loans Serviced for First Tennessee Bank, that First Horizon Home Loan Corporation, including its wholly owned subsidiary, First Tennessee Mortgage Services Inc. (collectively, the Asserting Party), has complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission’s Regulation AB for all mortgage loans sold on a servicing-retained basis during 2006 and mortgage loans held as of December 31, 2006 for which servicing commenced in 2006, in all cases excluding mortgage loans sold to Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, and Government National Mortgage Association, and non-prime loans (the Platform), except for servicing criteria 1122(d)(1)(ii), 1122(d)(1)(iii), 1122(d)(1)(iv), 1122(d)(2)(i), 1122(d)(2)(iii), 1122(d)(2)(iv), 1122(d)(2)(v), 1122(d)(2)(vi), 1122(d)(2)(vii)(D), 1122(d)(3)(i)(C), 1122(d)(4)(i), 1122(d)(4)(ii), 1122(d)(4)(iii), 1122(d)(4)(iv), 1122(d)(4)(v), 1122(d)(4)(vi), 1122(d)(4)(vii), 1122(d)(4)(viii), 1122(d)(4)(ix), 1122(d)(4)(x), 1122(d)(4)(xi), 1122(d)(4)(xii), 1122(d)(4)(xiii), and 1122(d)(4)(xv), which the Asserting Party has determined are not applicable to the activities it performs with respect to the Platform, as of October 31, 2006 and for the period from January 1, 2006 to October 31, 2006. Management is responsible for the Asserting Party’s compliance with those servicing criteria. Our responsibility is to express an opinion on management’s assessment about the Asserting Party’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Asserting Party’s compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. Our examination included testing of less than all of the individual asset-backed transactions and securities that comprise the Platform, testing of less than all of the servicing activities related to the Platform, and determining whether the Asserting Party processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Asserting Party during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Asserting Party during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Asserting Party’s compliance with the servicing criteria.

In our opinion, management’s assessment that First Horizon Home Loan Corporation, including its wholly owned subsidiary, First Tennessee Mortgage Services Inc. complied with the aforementioned servicing criteria is fairly stated as of October 31, 2006 and for the period from January 1, 2006 to October 31, 2006, in all material respects.

/s/ KPMG LLP

Memphis, Tennessee
March 26, 2007